FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 24, 2020

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐              No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

CELLCOM ISRAEL LTD. ANNOUNCES DIRECTORS RESIGNATION

NETANYA, Israel, November 24, 2020 – Cellcom Israel Ltd. (NYSE: CEL) (the "Company") announced today that following the previously reported approval of the court to the sale of the controlling stake in Discount Investment Corporation Ltd. – the Company's indirect controlling shareholder -  to a group of investors led by Mega Or Holdings Ltd., Ms. Diana Ingrid Elsztain-Dan resigned her office as director of the Company and Mr. Kaufman informed the Company of termination of Mr. Saul Zang's nomination as his alternate director, both effective immediately.

For additional details see the Company's annual report on Form 20-F filed on March 23, 2020 under "Item 6. Directors, Senior Management and Employees" – A. Directors and Senior Management", the Company report for the first quarter 2020 under "Other developments during the first quarter of 2020 and subsequent to the end of the reporting period – Changes to the board of directors and management" filed on May 21, 2020 and the Company report for the third quarter 2020 under "Other developments during the third quarter of 2020 and subsequent to the end of the reporting period – Changes to the board of directors" filed on November 23, 2020.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.  Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shai Amsalem Chief Financial Officer investors@cellcom.co.il Tel: +972-52-998-4774	Investor Relations Contact Elad Levy Investor Relations Manager investors@cellcom.co.il Tel: +972-52-998-4774

CELLCOM
Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	For November 24, 2020	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary